UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                            INTEREP RADIO SALES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45866V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Marc Diagonale
                           Silver Point Capital, L.P.
                                2 Greenwich Plaza
                               Greenwich, CT 06830
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                                  July 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 2 of 8 Pages
-------------------                                            -----------------

================================================================================
      1     NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                              SILVER POINT CAPITAL, L.P.  /  22-3849636
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                    WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER

     SHARES                         767,600
                 ---------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY                        0
                 ---------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER 9

    REPORTING                       767,600
                 ---------------------------------------------------------------
     PERSON        10     SHARED DISPOSITIVE POWER

      WITH                          0
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    767,600
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    11.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                                    00
================================================================================

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 3 of 8 Pages
-------------------                                            -----------------

================================================================================
    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                                ROBERT J. O'SHEA
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                    WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER

     SHARES                         0
                 ---------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY                        767,600
                 ---------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER

    REPORTING                       0
                 ---------------------------------------------------------------
     PERSON        10     SHARED DISPOSITIVE POWER

      WITH                          767,600
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    767,600
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    11.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                                    IN
================================================================================

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 4 of 8 Pages
-------------------                                            -----------------

================================================================================
    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS
            (ENTITIES ONLY)

                                 EDWARD A. MULE
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                    WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                            [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF       7     SOLE VOTING POWER

     SHARES                         0
                 ---------------------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER

    OWNED BY                        767,600
                 ---------------------------------------------------------------
      EACH          9     SOLE DISPOSITIVE POWER

    REPORTING                       0
                 ---------------------------------------------------------------
     PERSON        10     SHARED DISPOSITIVE POWER

      WITH                          767,600
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    767,600
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                        [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    11.3%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                                    IN
================================================================================

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 5 of 8 Pages
-------------------                                            -----------------

Item 1. Security and Issuer.

      Class A Common Stock, $.01 par value of Interep Radio Sales, Inc., 100 Park Avenue, New York, NY 10017.

Item 2. Identity and Background.

      This 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manger"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Offshore Fund, Ltd. (the "Offshore Fund") (1).

      The Reporting Persons have entered into a Joint Filing Agreement, dated July 22, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

      Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      Working Capital of the Fund and the Offshore Fund in the amount of $492,000 was used to purchase the reported securities.

Item 4. Purpose of Transaction.

      The Fund and the Offshore Fund originally acquired shares of Class A Common Stock for investment purposes in the ordinary course of business, and have previously reported their ownership of shares of Class A Common Stock on
Schedule 13G. The Fund and the Offshore Fund have filed this Schedule 13D to reflect their increased interest in monitoring and becoming more closely involved in the activities and operations of the Company. As set forth below in this Item 4.

----------
   (1) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Mr. Edward Mule and Mr. Robert O'Shea are Partners of Silver Point Capital, L.P. and have voting and investment power with respect to the shares of common stock held by the Fund and the Offshore Fund and may be deemed to be the beneficial owners of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P. and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of common stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 6 of 8 Pages
-------------------                                            -----------------

      The Fund and the Offshore Fund intend to closely monitor developments at and pertaining to the Company, as well as the activities of the Company with a view towards maximizing the value of their investment in the Company, which also includes debt securities of the Company. The Fund and the Offshore Fund have communicated or presently intend to communicate, directly or through intermediaries, with the Company's board of directors, other shareholders of the Company and other interested parties to express their views on and concerning the Company. It should be noted that the possible activities of the Fund and the Offshore Fund are subject to change at any time.

      Depending upon relevant economic and market conditions prevailing at the time the Fund and the Offshore Fund may determine to acquire additional shares of Class A Common Stock in the open market or privately negotiated transactions or otherwise or to dispose of any or all shares of Class A Common Stock owned by the Fund and the Offshore Fund; however, there is no assurance that the Fund or the Offshore Fund will actually purchase any additional shares of Class A Common Stock or dispose of any shares of Class A Common Stock.

      Although the foregoing represents the range of activities currently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting
Persons and their respective general partners, directors and officers are subject to change at any time.

      Except as described above, the Fund and the Offshore Fund have no plan or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) 767,600 shares of Class A Common Stock, representing 11.3% of the shares of Class A Common Stock outstanding.

      (b) Silver Point has sole voting and dispositive power with respect to the reported securities. Messrs. Mule and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as managers of the general partner of Silver Point.

      (c) During the past 60 days the reporting persons made the following purchases, all on the open market, at the price per share indicated:

                      Trade Date      Quantity      Price
                      ----------      --------      -----

                      5/26/2005        10,000       0.4700
                      5/27/2005        10,000       0.4800
                      5/31/2005        15,000       0.5000
                      6/2/2005         20,000       0.5000
                      6/28/2005        10,000       0.4600
                      6/29/2005         2,500       0.4400
                      6/30/2005         5,000       0.4700
                      7/5/2005         35,000       0.4857

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 7 of 8 Pages
-------------------                                            -----------------

                      7/6/2005          5,000       0.5000
                      7/11/2005         5,000       0.4400
                      7/12/2005        10,000       0.4500
                      7/13/2005         5,000       0.4500
                      7/14/2005         1,000       0.4700
                      7/15/2005        10,000       0.5050
                      7/18/2005        25,000       0.5300
                      7/20/2005         5,000       0.5600
                      7/22/2005         2,500       0.5700

      (d)   Inapplicable.

      (e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item 7. Material to be filed as Exhibits.

      Exhibit 1 - Joint Filing Agreement, dated July 22, 2005.

-------------------                                            -----------------
CUSIP No. 45866V109                   13D                      Page 8 of 8 Pages
-------------------                                            -----------------

                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2005

                                       SILVER POINT CAPITAL, L.P.
                                       By: Silver Point Capital Management, LLC,
                                           Its General Partner

                                       By: /s/ Frederick H. Fogel
                                          --------------------------------------
                                       Name: Frederick H. Fogel
                                       Its:  Authorized Signatory

                                    Exhibit 1

               AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 1

The undersigned hereby agree as follows:

      (a) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

      (b) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 22, 2005

                                       SILVER POINT CAPITAL, L.P.
                                       By: Silver Point Capital Management, LLC,
                                       -----------------------------------------
                                           Its General Partner

                                       By:   /s/ Frederick H. Fogel
                                          --------------------------------------
                                       Name:     Frederick H. Fogel
                                       Its:      Authorized Signatory

                                             /s/ Edward A. Mule
                                       -----------------------------------------
                                       Edward A. Mule, individually

                                             /s/ Robert S. O'Shea
                                       -----------------------------------------
                                       Robert S. O'Shea, individually